Issuer Free Writing Prospectus dated April 3, 2019

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated April 3, 2019

Registration Statement No. 333-230045

This free writing prospectus relates to the common stock of Silk Road Medical, Inc. (the “Company”) and should be read together with the preliminary prospectus dated April 3, 2019 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on Form S-1 (File No. 333- 230045) relating to the offering of such securities. Amendment No. 3 may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1397702/000162828019003798/silkroads-1a3.htm. Amendment No. 3 was filed to update and supplement certain disclosures that had been provided in the preliminary prospectus dated March 25, 2019 (the “Initial Preliminary Prospectus”).
This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the Preliminary Prospectus. Please refer to the Preliminary Prospectus for a complete description of all updates and supplements to the Initial Preliminary Prospectus.

Expected initial public offering price per share:	Between $19.00 and $20.00 per share

Common stock offered by the Company:	6,000,000 shares

Underwriters’ option to purchase additional shares:	900,000 shares to be sold by the selling stockholders

Common stock outstanding after this offering:	30,207,942 shares

Net proceeds:
We estimate that the net proceeds to us from this offering will be approximately $106.3 million, assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any net proceeds from the sale of shares of common stock by the selling stockholders if the underwriters exercise their option to purchase additional shares.

Pro forma as adjusted capitalization:
Based on an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of December 31, 2018, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $131.3 million, additional paid-in capital would have been approximately $231.9 million, total stockholders’ equity would have been approximately $92.8 million and total capitalization would have been approximately $137.0 million.

Dilution:
Based on an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of December 31, 2018, our pro forma as adjusted net tangible book value would have been approximately $92.8 million, or $3.07 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $3.66 per share to our existing stockholders and an immediate dilution of $16.43 per share to investors purchasing shares in this offering.

The Company has filed registration statements (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the initial public offering of its common stock to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the Company’s initial public offering of its common stock. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email: prospectus-eq_fi@jpmchase.com; or BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by phone at 1-800-294-1322 or by email: dg.prospectus_requests@baml.com.